Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Managers

National Beef Packing Company, LLC:

We consent to the use of our report dated November 24, 2008, with respect to the consolidated balance sheets of National Beef Packing Company, LLC and subsidiaries as of August 30, 2008 and August 25, 2007, and the related consolidated statements of operations, cash flows, members’ capital, and comprehensive income for each of the fiscal years in the three-year period ended August 30, 2008, included herein, and to reference of our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

October 12, 2009